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TOTAL S.A.
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Total acquires Goal Petroleum in the Netherlands
Paris, September 3, 2008 — Total announces today that it has just entered into an agreement with Talisman Energy to purchase the shares of its Dutch subsidiary, Goal Petroleum (Netherlands) B.V. (Goal), for $480 million (excluding working capital).
The agreement, effective 1 January 2008, is subject to all necessary approvals by the authorities in accordance with Dutch legislation.
The assets of Goal, predominantly located in permits operated by Total, include 10.25% of the K4b/K5a licence and 20.273% of the K5b licence, both operated by Total E&P Nederland B.V., and 8% of the E18a licence, operated by Wintershall.
This acquisition will increase Total E&P Nederland’s reserves and production portfolio by about 20%. It will enable Total E&P Nederland to increase production by 8,000 barrels of oil equivalent per day by 2011, thanks to new developments due to come on stream in the near future.
The acquisition will strengthen Total’s portfolio on the Dutch Continental Shelf, where the Group will continue to optimise its exploration and production activities and maximise the recovery factor of its gas fields’ reserves and resources in a mature area.
Total Exploration & Production in the Netherlands
Total has been involved in the exploration and production of natural gas in the Netherlands and the North Sea Continental Shelf since 1964. Its operated production is about 100,000 barrels of oil equivalent per day, while its own production share amounts to 44,000 barrels of oil equivalent per day, due to various partnerships in joint ventures.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com